[STERLING BANK LETTERHEAD]

February 18, 2010

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, DC 20549

Re:	Sterling Banks, Inc.
Item 4.02 Form 8-K
Filed January 21, 2010
File No. 333-133649

Dear Mr. Pande:

In connection with the written comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter to Mr. R. Scott Horner, Executive Vice President and Chief Financial Officer of Sterling Banks, Inc. (the “Company”), dated February 4, 2010 (the “Comment Letter”), with respect to the Company’s Current Report on Form 8-K filed on January 21, 2010, we are hereby requesting an extension for responding to the Comment Letter.  We plan to respond to the Comment Letter on or before February 26, 2010.

If you have any questions, please feel free to contact me at (856) 273-6628.

Very truly yours,

/s/ R. Scott Horner

R. Scott Horner
Executive Vice President &
Chief Financial Officer